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EXHIBIT 99-3

Consent of KMPG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Suncor Energy Inc.

We, KPMG LLP, consent to the use of our report, dated February 26, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this Annual Report on Form 40-F.

We, KPMG LLP, also consent to the incorporation by reference of such report in the Registration Statements on Form S-8 (No. 333-87604, No. 333-112234, No. 333-118648, No. 333-124415, No. 333-149532, No. 333-161021 and No. 333-161029) and on From F-10 (No. 333-225338) of Suncor Energy Inc.

"KPMG LLP"

Chartered Professional Accountants
Calgary, Alberta, Canada
February 27, 2020

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  EXHIBIT 99-3
Consent of KMPG LLP